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U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claudia Rios

Daniel Morris

Re:	Phoenix Capital Group Holdings, LLC
Post-Qualification Amendment to Offering Statement on Form 1-A
Filed January 19, 2024
File No. 024-11723

To Whom It May Concern:

On behalf of Phoenix Capital Group Holdings, LLC (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 8, 2024 (the “Comment Letter”) with respect to the Company’s Post-Qualification Amendment to Offering Statement on Form 1-A filed by the Company on January 19, 2024. This letter is being submitted together with an amendment (“Amendment No. 10”) to the above-referenced Offering Statement on Form 1-A (the “Offering Statement”), which has been revised where applicable to address the Staff’s comments.

The numbered paragraphs in bold italics below correspond to the numbered paragraphs in the Staff’s Comment Letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 10. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 10.

Post-Qualification Amendment No. 10 to Offering Statement on Form 1-A

We incur increased costs as a result of ongoing reporting requirements, page 19

1.

We note your response to prior comment 6 which appears to address possible risks related to the failure to disclose a new agreement in the future. Please revise your risk factor to address the non-disclosure of the Adamantium agreement prior to qualification on September 29, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 19.

February 9, 2024

Exhibits

2.

We note your response to prior comment 5, and we re-issue in part. We note that on page F-9 you disclose that in 2023, 60% of the Company’s revenues were concentrated within four operators and concentrations in accounts receivable of 22%, 16%, 11% and 11% existed within four operators. Please file the agreements relating to these four operators.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not have agreements directly with these four operators. While the Company’s revenues and accounts receivable were concentrated with four operators, these revenues and accounts receivable were derived from the Company’s diverse holdings of mineral rights and lease holdings and were not generated pursuant to agreements between these operators and the Company directly. As disclosed on page F-12, the Company had diverse and unconcentrated holdings of 2,459 mineral rights and lease holdings (79,645 net mineral acres) as of June 30, 2023. These interests generate revenue from the sale of crude oil and natural gas, which is paid monthly to the Company by various operators once any extracted crude oil and natural gas is delivered by the operators to purchasers. Those purchasers remit payment for production to the operators of the wells pursuant to sales agreement entered into among the purchasers and the operators, and the operators, in turn, remit payment to the owners in accordance with their ownership percentage in each well (or unit of wells). As is typical in the oil and gas industry, these operators generally remit payment to the interest owners pursuant to statute or orders from the oil and gas commission of the state in which the particular well (or unit of wells) is located. For example, majority interest holders of a unit would petition to appoint a particular operator from the oil and gas commission of the state in which the unit is located (e.g., the Wyoming Oil and Gas Commission, North Dakota Industrial Commission, Texas Railroad Commission, Montana Board of Oil and Gas Conservation, Utah Division of Oil, Gas and Mining, among others). If the request is granted by the commission, the operator would become the designated operator for the unit and would be required to remit payments to the interest holders of the unit pursuant to permits or pooling order from such commission. While there was a concentrated number of operators of the properties underlying the Company’s mineral rights and lease holdings, the revenue and accounts receivable relating to the mineral rights and lease holdings are derived from a significant number of different units that are subject to different leases and pooling orders from various state oil and gas commissions. As a result, the Company notes that there are no agreements with such operators to be filed in response to the Staff’s comment.

The Company respectfully notes to the Staff that as Phoenix Operating begins to increase the extent of its operations and generates revenue from the sale of crude oil and natural gas delivered to purchasers, the Company will evaluate whether sales agreements entered in to with such purchasers should be filed in the Company’s future filings, including its Form 1-K and other similar filings. Phoenix Operating did not generate any revenue in 2023.

* * * *

February 9, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me by email at ross.mcaloon@lw.com or by telephone at (714) 755-8051 or to my colleague Christopher J. Clark by email at christopher.j.clark@lw.com or by telephone at (202) 637-2374.

Very truly yours,

/s/ Ross McAloon
Ross McAloon of LATHAM & WATKINS LLP

cc:	Curtis Allen, Chief Financial Officer, Phoenix Capital Group Holdings, LLC

Christopher J. Clark, Latham & Watkins LLP